July 14, 2009

By EDGAR Transmission and by Hand Delivery

Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Room 7010
Washington, DC 20549

Re:	China Precision Steel, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
File No. 000-23039

Dear Mr. O’Brien:

On behalf of China Precision Steel, Inc. (the “Company”), we hereby submit this response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter, dated May 20, 2009, with respect to the Company’s annual report on Form 10-K (the “Annual Report”).

We understand and agree that:

(A)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(B)           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(C)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

18th Floor, Teda Building, 87 Wing Lok Street, Sheung Wan, Hong Kong, People’s Republic of China; Tel.: 86-21-5994-8500; Fax.: 86-21-5994-0382

Terence O’Brien
Division of Corporate Finance
July 14, 2009

Annual Report on Form 10-K Filed September 15, 2008

Critical Accounting Policies, page F-37

1.
We note your response to prior comment 2, the proposed disclosure that you plan to include in future filings and your interim impairment test as of March 31, 2009. With regards to your accounting policy for intangibles and other long lived assets, your disclosure does not specifically disclose how you determined fair value, the specific assumptions used or provide a sensitivity analysis of those assumptions. After reviewing your impairment analysis, we note that your fair value calculation is based on average tons sold, selling price per ton, gross margin percentages, and other cash inflows and outflows, all of which change at different rates in forecasted cash flows. Please revise your disclosure to discuss these assumptions, the reasons for the changes in these assumptions (e.g. why average tons sold is assumed to increase at a higher rate in 2011 versus later years) and analyze each estimate for their specific sensitivity to change.

RESPONSE:

In our prior response we provided the following documentation for our impairment tests on our intangible assets and long-lived assets for the nine months ended March 31, 2009, pursuant to which we determined that no impairment was necessary.

Impairment Test Documentation
China Precision Steel, Inc.
Impairment test
As at March 31, 2009

	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018

Tons sold	64451	72000	89122	96,252	103,952	103,952	103,952	109,149	109,149	109,149
Average Selling Price Per ton	1,030	1,050	1,050	1,020	1,050	1,100	1,150	1,150	1,200	1,200

Cash flows from operating activities
Revenues	66,384,530	75,600,000	93,578,100	98,176,795	109,149,496	114,347,091	119,544,686	125,521,920	130,979,395	130,979,395
COGS	57,754,541	61,992,000	72,990,918	73,632,596	81,862,122	85,760,318	89,658,514	94,141,440	98,234,546	98,234,546
Gross Profit	8,629,989	13,608,000	20,587,182	24,544,199	27,287,374	28,586,773	29,886,171	31,380,480	32,744,849	32,744,849
Gross Margin %	13%	18%	22%	25%	25%	25%	25%	25%	25%	25%
Cash generated	12,790,243	12,114,597	18,493,427	23,357,094	26,464,421	28,196,953	29,496,352	30,932,187	32,335,538	32,744,849
Selling expenses	2,000,000	1,300,000	1,200,000	1,800,000	2,400,000	2,640,000	2,904,000	3,194,400	3,513,840	3,865,224
Administrative expenses	1,800,000	1,980,000	2,178,000	2,395,800	2,515,590	2,641,370	2,773,438	2,912,110	3,057,715	3,210,601
Income Tax	420,000	650,000	800,000	1,000,000	2,200,000	3,500,000	4,200,000	5,000,000	5,450,000	5,300,000
Net cash provided by operating activities	8,570,243	8,184,597	14,315,427	18,161,294	19,348,831	19,415,584	19,618,914	19,825,678	20,313,983	20,369,024

Cash flows from investing activities
Additional PPE and CIP	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Net cash (used in) investing activities	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)

Cash flows from financing activities
Interest and finance cost	(1,200,000)	(1,740,000)	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)
Exercise of common stock warrants	269,985	0	0	0	0	0	0	0	0	0
Short-term bank loan	0	7,350,000	0	0	0	0	0	0	0	0
Net cash provided by financing activities	(930,015)	5,610,000	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)

Net cash flow	(20,359,772)	8,794,597	10,515,427	14,325,294	12,476,111	14,535,584	7,738,914	15,945,678	16,433,983	16,489,024

Sum of undiscounted cash flows	$96,894,838

Net Carrying Value	$39,800,096

No Impairment	57,094,742

Terence O’Brien
Division of Corporate Finance
July 14, 2009

China Precision Steel, Inc.
Impairment test
As at March 31, 2009
Worse-case scenario

	6/30/2009	6/30/2010	6/30/2011	6/30/2012	6/30/2013	6/30/2014	6/30/2015	6/30/2016	6/30/2017	6/30/2018

Tons sold	64451	72000	89122	94,469	100,137	104,000	104,000	109,200	109,200	109,200
Average Selling Price Per ton	1,030	1,050	1,050	1,020	1,050	1,100	1,150	1,150	1,200	1,200

Cash flows from operating activities
Revenues	66,384,530	75,600,000	93,578,100	96,358,706	105,144,353	114,400,000	119,600,000	125,580,000	131,040,000	131,040,000
COGS	57,754,541	61,992,000	72,990,918	75,159,791	82,012,595	89,232,000	93,288,000	97,952,400	102,211,200	102,211,200
Gross Profit	8,629,989	13,608,000	20,587,182	21,198,915	23,131,758	25,168,000	26,312,000	27,627,600	28,828,800	28,828,800
Gross Margin %	13%	18%	22%	22%	22%	22%	22%	22%	22%	22%

Cash generated	15,563,745	11,118,994	17,097,591	20,893,049	22,165,337	24,149,879	25,740,000	26,969,800	28,228,200	28,828,800

Selling expenses	2,000,000	1,300,000	1,200,000	1,800,000	2,400,000	2,640,000	2,904,000	3,194,400	3,513,840	3,865,224
Administrative expenses	1,800,000	1,980,000	2,178,000	2,395,800	2,515,590	2,641,370	2,773,438	2,912,110	3,057,715	3,210,601

Income Tax	420,000	650,000	800,000	1,000,000	2,200,000	3,500,000	4,200,000	5,000,000	5,450,000	5,300,000
Net cash provided by operating activities	11,343,745	7,188,994	12,919,591	15,697,249	15,049,747	15,368,509	15,862,562	15,863,290	16,206,645	16,452,975

Cash flows from investing activities
Additional PPE and CIP	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)
Net cash (used in) investing activities	(28,000,000)	(5,000,000)	(2,000,000)	(2,000,000)	(5,000,000)	(3,000,000)	(10,000,000)	(2,000,000)	(2,000,000)	(2,000,000)

Cash flows from financing activities
Interest and finance cost	(1,200,000)	(1,740,000)	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)
Exercise of common stock warrants	269,985	0	0	0	0	0	0	0	0	0
Short-term bank loan	0	7,350,000	0	0	0	0	0	0	0	0
Net cash provided by financing activities	(930,015)	5,610,000	(1,800,000)	(1,836,000)	(1,872,720)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)	(1,880,000)

Net cash flow	(17,586,270)	7,798,994	9,119,591	11,861,249	8,177,027	10,488,509	3,982,562	11,983,290	12,326,645	12,572,975

Sum of undiscounted cash flows	$70,724,572

Net Carrying Value	$39,800,096

No Impairment	30,924,476

We have determined the fair value of our intangibles and other long lived assets using the following assumptions in a normal and a worse-case scenario:

•	Our two cold rolling mills will remain in operation for the 10 years under consideration in our 10-year forecast;

•
Our PRC operating subsidiary, Shanghai Blessford Alloy Company Limited, was exempted from China’s Enterprise Income Tax for 2008 and 2009, but will be taxed at 12.5% from 2010 to 2012, and 25% thereafter;

•	As the economy stabilizes and demand across industries increases, we expect a strong recovery and total tons sold to return to fiscal year 2008 levels of 89,122 for FY2011;

Terence O’Brien
Division of Corporate Finance
July 14, 2009

•
After FY2011, the growth in tons sold will be similar to an assumed GDP growth of China at 8% a year (6% a year in the worse-case scenario) until full production capacity is reached in fiscal year 2013 (fiscal year 2014 in the worse-case scenario);

•	As mills reach full capacity, tonnage remains constant through FY2013 to FY2015 (FY2014 to FY2015 in the worse-case scenario);

•	In fiscal year 2016, there are plans for mill upgrades to optimize mill usage and product mix and thereby increase our production tonnage by another 5% by the end of FY2016;

•
As the market stabilizes by the end of fiscal year 2011, gross margins for our precision products, now at a high 20%, will recover and return to our FY2008 levels of approximately 25% (22% in the worse-case scenario) commencing from fiscal year 2012;

•	70% (50% in the worse-case scenario) of our gross profit will be collected in cash every year, with the remaining 30% (50% in the worse-case scenario) to be collected in the following year;

•
We will make an additional investment in a 1450mm mill in fiscal year 2009, with standard annual maintenance thereafter, and an upgrade of personal protective equipment for our production personnel in fiscal year 2015;

•
We will see a 45% increase in our interest expense in fiscal year 2010 due to an increase in our total outstanding loan amount after our planned drawdown of an additional bank loan in July 2009 year; and

•	Our interest expense will fluctuate with the prevailing interest rates of the People’s Bank of China and the Singapore Interbank Offered Rate.

These assumptions and estimates provide the general direction of major factors expected to affect our business and cash flows for FY2009 to FY2018. They were prepared during March 2009 and are subject to risks and uncertainties such as changes in interest rates, industry cyclicality, and factors surrounding the general Chinese and global economies. These estimates will be reassessed for their reasonableness at each interim or annual impairment testing.

Going forward the Company will disclose more details of its impairment assessment in future filings to enhance information presented to investors.

Note 3. Summary of Significant Accounting Policies

Advances to Suppliers, page F-9

2.
We note your response to prior comment 3 that clarifies your 2007 provision for advances to suppliers was $2.3 million which is consistent with the amount included in your note 5 on page F-13. However, your response to prior comment 12, in your letter dated April 16, 2009, provided a breakdown of the $3.8 million provision for bad debt that includes $0.3 million related to allowance for doubtful accounts. Your most recent letter confirms that $2.3 million relates to the allowance for advances to suppliers. Please tell us what the remaining $1.2 million in the bad debt provision relates to.

Terence O’Brien
Division of Corporate Finance
July 14, 2009

RESPONSE: During the fiscal year ended June 30, 2007, the Company advance funds totaling $4 million to the bank account of a third party unrelated company, Infologic Development Co., Ltd. (“Infologic”), with the understanding that Infologic would repay these funds to the Company’s wholly owned subsidiary Shanghai Chengtong.  However, as at June 30, 2007, Shanghai Chengtong has only received RMB21,086,000 (approximately $2,767,192) from Infologic. As a result, we have treated the unpaid sum totaling $1,232,808 ($4,000,000 less $2,767,192), as an uncollectable net loan to Infologic and accrued it as an allowance for bad debts as these funds could not be properly accounted for.

As a result of, and in response to, the foregoing, the management has recognized the importance of making a direct capital injection into Shanghai Chengtong or any other subsidiary through a corresponding increment in registered capital and that remittance should be done on a bank-to-bank basis, so that the safety of funds is not compromised.

We have also engaged an outside management consultant to review the Company’s overall financial and accounting systems, and to document and implement an accounting manual that we believe has strengthened and improved our systems of controls, reconciliations, procedures, books and records, as disclosed in the ‘Changes in Internal Control over Financial Reporting’ section in Form 10-K for Fiscal Year Ended June 30, 2008.

We note your comment regarding additional disclosure for these allowances and will include more details for such allowances in future filings to enhance information presented to investors.

Note 3. Summary of Significant Accounting Policies

3.
With regards to your accounts receivable and advances to suppliers accounts, supplementally tell us your standard payment terms for your accounts receivables (i.e. 30 days, 60 days), provide us with an aging of both your accounts receivable and advances to supplier accounts at March 31, 2009 and 2008 and revise, future filings, to disclose the activity in both allowance accounts at each balance sheet date, in accordance with Rule 8-03(b)(2) of Regulation S-X.

RESPONSE: A detailed description of proposed future disclosure on Accounts Receivable to include the comment on the long credit period is as follows using information from the March 31, 2009 financial statements for illustrative purposes:

Accounts Receivable - The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our allowance for doubtful accounts is a subjective critical estimate that has a direct impact on reported net earnings, and it is reasonably possible that the Company’s estimate of the allowance will change. At June 30, 2008 and 2007, the Company had $1,033,479 and $273,461 of allowances for doubtful accounts, respectively. The allowances for our domestic and international sales are both based on an analysis of past collection experience, recognizing the differences between payers and aging of accounts receivable. Because of the niche products that we process, our customers are usually also niche components manufacturers who then sell their products to the end product manufacturer, the business cycle is relatively long and our credit period could go over 180 days, which is normal and customary in our particular segment and the segments that we transact with. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances and credit period for each customer. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

A detailed analysis will be included in the MD&A section of future filings as follows using information from the March 31, 2009 financial statements for illustrative purposes:

Terence O’Brien
Division of Corporate Finance
July 14, 2009

We re-establish arrangements with our customers regarding intentions and confirmations to pay at each balance sheet date and adjust our allowance for doubtful accounts based on such arrangements. Management understands that all our customers are committed to the settlement of accounts receivable in accordance with the terms of their contracts as of March 31, 2009. In particular, the Company’s major long-term customer, who represents 54% of our accounts receivable over 180 days as of March 31, 2009, has advised the management that they are committed to settle the accounts receivable in the next 3 to 6 months.

Similarly, we re-establish arrangements with our suppliers regarding intentions and confirmations to deliver the contracted raw materials at each balance sheet date and adjust our allowance for advance to suppliers based on such arrangements. Two of the Company’s major long-term suppliers, who each represent 33% and 27%, respectively, of our advances to suppliers as of March 31, 2009, have advised the management that they are committed to delivering the contracted raw materials in accordance with the terms of their supply contracts. Management expects to receive these raw materials in the next 6 months.

Aging of accounts receivable and advances to supplier accounts at March 31, 2009 are summarized below:

Trade Debtors Aging Analysis as at March 31, 2009 (based on sales recognition date)

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	22,065,756	4,605,270	1,058,146	3,459,211	12,647,557	295,572
%	100	21	5	16	57	1

Advance to Suppliers Aging Analysis as at March 31, 2009 (based on advance payment date)

US$		1 to 30 days	31 to 90 days	91 to 180 days	181 to 360 days	over 1 year
TOTAL	28,008,333	1,599,891	631,751	3,626,454	7,566,072	14,584,165
%	100	6	2	13	27	52

In future filings, we will disclose the activity in both allowance accounts at each balance sheet date, in accordance with Rule 8-03(b)(2) of Regulation S-X.

(Remainder of Page Left Blank Intentionally)

Terence O’Brien
Division of Corporate Finance
July 14, 2009

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 011-852-2543-2290 or Scott Kline, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (415) 983-1523.

Sincerely,

CHINA PRECISION STEEL INC.

By:	/s/ Wo Hing Li
Name: Wo Hing Li
Title: Chief Executive Officer
cc: Scott Kline, Esq.